FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

April 5, 2006

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on April 5, 2006 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. announced today that it will file a preliminary prospectus supplement to its existing US$150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and will make a similar filing with the SEC in connection with a public offering of approximately 5.75 million common shares.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced today that it will file a preliminary prospectus supplement to its existing US$150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and will make a similar filing with the SEC in connection with a public offering of approximately 5.75 million common shares (the “Offering”).

The Company will also grant to the underwriters an option, exercisable for a period of 30 days following the closing of the Offering, to purchase additional common shares, subject to a maximum Offering size of US$150 million.

The Company expects to use the net proceeds of this Offering primarily for the construction and development of its Manantial Espejo silver project in Argentina and the remainder for working capital and general corporate purposes.

Bear Stearns & Co. Inc. and BMO Nesbitt Burns Inc. will act as joint book-runners for the Offering, with CIBC World Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Canaccord Capital Corporation and National Bank Financial Inc. acting as co-managers in the underwriting syndicate.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Once filed, a copy of the preliminary prospectus supplement and the base shelf prospectus may be obtained from:

Bear Stearns & Co. Inc. Attn: Prospectus Department 383 Madison Avenue New York, NY 10179 Tel: (866) 803-9204	BMO Nesbitt Burns Inc. Prospectus Department (B-2 Level) 1 First Canadian Place Toronto, Ontario M5X 1H3 Attn: Des Raposo, Dist. Centre Tel : (416) 363-6996 Ext. 224

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

General Counsel

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 5th day of April, 2006.

“Signed”

Robert Pirooz General Counsel

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